First in a series...

                        A BOLD NEW FIRST IN BANKING.

     TO OUR SHAREHOLDERS:

          The combination of First Interstate and First Bank System will create one of the nation's most powerful banking institutions. With a diverse and fast-growing 21-state service territory, leading positions in major business lines, a low-risk business profile, increased revenue and earnings per share and a strong foundation for future growth, we believe our merger with First Bank offers superior long-term value compared to Wells Fargo's high-risk proposal.

          The management teams of First Interstate and First Bank have each built substantial and sustainable shareholder value through both efficiency enhancements and business growth. We are convinced that the best way to continue building this kind of value is through the strategic combination of our two franchises.

          We are confident that when all the facts have been presented, the strategies articulated and the serious business and regulatory risks of the Wells Fargo proposal exposed, you will reach the same conclusion.

          SOON, WE WILL ASK FOR YOUR SUPPORT. FOR NOW, WE ASK
          THAT YOU CAREFULLY CONSIDER THE SUBSTANTIAL MERITS OF A
          FIRST INTERSTATE/FIRST BANK MERGER WHICH WE WILL BE
          SHARING WITH YOU OVER THE COMING WEEKS.

                                      [LOGO]  First Interstate Bancorp

     The participants in this solicitation include First Interstate Bancorp ( First Interstate ), and the following directors: John
     E. Bryson, Edward M. Carson, Dr. Jewel Plummer Cobb, Ralph P. Davidson, Myron Du Bain, Don C. Frisbee, George M. Keller, Thomas
     L. Lee, Harold M. Messmer, Jr., Dr. William F. Miller, William S. Randall, Dr. Steven B. Sample, Forrest N. Shumway, William E. B. Siart, Richard J. Stegemeier and Daniel M. Tellep. Employee participants include: William J. Bogaard, Executive Vice President and General Counsel; Theodore F. Craver, Jr., Executive Vice President and Treasurer; Daniel R. Eitingon, Executive Vice President, Technology Banking; Gary S. Gertz, Executive Vice President and General Auditor; Lillian R. Gorman, Executive Vice President, Human Resources; Robert E. Greene, Executive Vice President and Chief Credit Officer; Steven L. Scheid, Executive Vice President, Financial Planning and Analysis; Richard W. Tappey, Executive Vice President, Administration; David K. Wilson, Executive Vice President and Senior Credit Review Manager; James J. Curran, Chief Executive Officer, Northwest Region; Linnet F. Deily, Chief Executive Officer, Texas Region; John S. Lewis, Chief Executive Officer, Southwest Region; Bruce
     G. Willison, Vice Chairman and Chief Executive Officer, California Region; Shirley Hosoi, Senior Vice President, Corporate Communications; Christine McCarthy, Executive Vice President, Investor Relations; Mariann Ohanesian, Vice President, Investor Relations; Kenneth W. Preston, Vice President, External Communications; and Shiromi D. Vethamani, Assistant Vice President, Investor Relations. All such persons and those listed below in the aggregate are deemed to own beneficially less than 2%, and no participant individually owns more than 1%, of the outstanding shares of First Interstate s common stock. First Bank System, Inc. ( FBS ), Eleven Acquisition Corp., a wholly-owned subsidiary of FBS ( FBS Sub ), and First Interstate have entered into an Agreement and Plan of Merger, pursuant to which FBS Sub will merge with and into First Interstate with First Interstate being the surviving corporation (the Merger ). At the effective time ( Effective Time ) of the Merger, pursuant to the Merger Agreement, FBS will change its name to First Interstate Bancorp
     ( New First Interstate ). Mr. Siart, who is the Chairman and Chief Executive Officer of First Interstate, will become President and Chief Operating Officer of New First Interstate. In addition, although not specifically required by the Merger Agreement, it is anticipated that at New First Interstate, Mr. Willison will serve as Vice Chairman, Corporate Banking and Ms. Deily will serve as Vice Chairman, Retail Banking. Under certain benefit plans, severance arrangements and other employment agreements maintained, or entered into, by First Interstate, certain benefits may become vested or accelerated in connection with the Merger with respect to Mr. Siart, Mr. Willison, other directors of First Interstate, Ms. Deily, and the other participants. During the period commencing on the Effective Time and continuing for not less than six years thereafter, New First Interstate will, to the fullest extent permitted under applicable law, have certain indemnification obligations to the participants with respect to matters arising at or prior to the Effective Time in connection with the Merger. First Interstate has absolute and sole discretion in designating 10 of the 20 directors of New First Interstate. First Interstate has not yet determined which other individuals it will designate to serve as directors of New First Interstate. For further description of the foregoing interests, see the Schedule 14D-9, dated and filed with the Securities and Exchange Commission on November 20, 1995, including the exhibits thereto.